Exhibit 11

            INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                  Schedule of Computation of Earnings per Share
                                    (unaudited)

                     (in thousands, except per share amounts)




                                    THREE MONTHS ENDED    NINE MONTHS ENDED
                                    Nov. 30,   Nov. 30,  Nov. 30,  Nov. 30,
                                       1994       1993      1994      1993

Average shares of common
  stock outstanding                  17,924    18,830     17,979    19,116
Common stock equivalents                  7       103         15       138
Total common stock and
  equivalents assuming
  full dilution                      17,931    18,933     17,994    19,254

Net earnings (loss)                 $10,914   $12,453    $45,311   $(8,335)

Less dividends on redeemable
  preferred stock                       (42)      (44)      (126)     (132)

Net earnings (loss) applicable to
  common stock                      $10,872   $12,409    $45,185   $(8,467)

Earnings (loss) per share of
  common stock:
    Primary                         $   .61   $   .66    $  2.51   $  (.44)
    Fully diluted                   $   .61   $   .66    $  2.51   $  (.44)

Primary earnings per share has been computed by dividing net earnings, after deduction of preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings per share has been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.